Mail Stop 3561

May 1, 2008

Frederick M. Danziger, Chief Executive Officer
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York, New York 10020

> **Re: Griffin Land & Nurseries, Inc.**
> **Form 10-K for fiscal year ended December 1, 2007**
> **Filed February 14, 2008**
> **File No. 001-12879**

Dear Mr. Danziger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions, please call Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

Fax: (212) 218-7917